SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                               Navarre Corporation
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   639208 10 7
                                 (Cusip Number)

   (Date of Event Which Requires Filing of this Statement: December 31, 1999)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [   ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)





---------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639208 10 7                  13G                     Page 2 of 7 Pages

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         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Fletcher Asset Management, Inc.
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         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                 (a) [   ]
                                                                 (b) [   ]
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         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
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NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                              1,725,545
BENEFICIALLY
OWNED BY                   (6)      SHARED VOTING POWER
EACH                                0
REPORTING
PERSON WITH:               (7)      SOLE DISPOSITIVE POWER
                                    1,725,545

                           (8)      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           1,725,545
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                 [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           6.94%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           IA
--------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 639208 10 7                  13G                     Page 3 of 7 Pages

--------------------------------------------------------------------------
         (1)      NAME OF REPORTING  PERSONS
                  I.R.S. IDENTIFICATION NO.
                  OF ABOVE PERSONS (ENTITIES ONLY)
                  Alphonse Fletcher, Jr.
--------------------------------------------------------------------------
         (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                                   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------
         (3)      SEC USE ONLY
--------------------------------------------------------------------------
         (4)      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
--------------------------------------------------------------------------
NUMBER OF                  (5)      SOLE VOTING POWER
SHARES                              0
BENEFICIALLY
OWNED BY                   (6)      SHARED VOTING POWER
EACH                                0
REPORTING
PERSON WITH:               (7)      SOLE DISPOSITIVE POWER
                                    0

                           (8)      SHARED DISPOSITIVE POWER
                                    0
--------------------------------------------------------------------------
         (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
                  BY EACH REPORTING PERSON
                           1,725,545
--------------------------------------------------------------------------
         (10)     CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (9) EXCLUDES CERTAIN SHARES **                 [ ]
--------------------------------------------------------------------------
         (11)     PERCENT OF CLASS REPRESENTED
                  BY AMOUNT IN ROW (9)
                           6.94%
--------------------------------------------------------------------------
         (12)     TYPE OF REPORTING PERSON **
                           HC
--------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER:
                  Navarre Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  7400 49th Avenue North, New Hope, Minnesota  55428

ITEM 2(a).        NAMES OF PERSONS FILING:
                  Fletcher Asset Management, Inc. ("FAM") and Alphonse Fletcher, Jr.

ITEM 2(b).        ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:
                  22 East 67th Street, New York, New York  10021

ITEM 2(c).        CITIZENSHIP:
                  FAM is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  Common Stock, par value $0.01

ITEM 2(e).        CUSIP NUMBER: 639208 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or dealer registered under Section 15 of the
                          Act
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
                  (d) [ ] Investment Company registered under Section 8 of the
                          Investment Company Act
                  (e) [x] Investment Adviser registered under Section 203 of the
                          Investment Advisers Act of 1940
                  (f) [ ] Employee Benefit Plan or Endowment Fund; see
                          Rule 13d-1(b)(1)(ii)(F)
                  (g) [x] Parent Holding Company or control person, in
                          accordance with Rule 13d-1(b)(1)(ii)(G)
                  (h) [ ] Savings Association as defined in Section 3(b) of the
                          Federal Deposit Insurance Act
                  (i) [ ] Church Plan that is excluded from the definition
                          of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned: 1,725,545

                  (b)      Percent of class:

                  6.94% (based on the 24,874,785 shares of Common Stock (the "Common Stock") of Navarre Corporation (the "Company") (i) reported to be outstanding as of December 31, 1999 by the Company, and (ii) the number of shares of Common Stock issuable upon conversion of shares of outstanding or issuable Preferred Stock (as defined below) convertible within 60 days as of December 31, 1999).

                  (c)      Number of shares as to which FAM has:

                           (i)      sole power to vote or to direct the vote:
                                    1,725,545
                           (ii)     shared power to vote or to direct the vote:
                                    0
                           (iii) sole power to dispose or to direct the disposition of:
                                    1,725,545
                           (iv) shared power to dispose or to direct the disposition of:
                                    0

                  The shares of Common Stock reported to be beneficially owned includes 432,700 outstanding shares, 918,918 shares upon the exercise of certain class B convertible preferred stock ("Preferred Stock") and 575,376 shares issuable upon the exercise of a certain warrant to purchase $4,000,000 of Preferred Stock pursuant to an Amended and Restated Subscription Agreement, dated July 31, 1999, by and between the Company and Fletcher International Limited. The holdings reported reflect the amount of Common Stock issuable within 60 days of December 31, 1999 that would have been held had the shares of Preferred Stock been converted on December 31, 1999.

                  The shares of Common Stock of the Company reported include outstanding shares and shares underlying Preferred Stock held in one or more accounts managed by FAM (the "Accounts"), for Fletcher International Limited. FAM has sole power to vote and sole power to dispose of all shares of Common Stock in the Accounts. By virtue of Mr. Fletcher's position as Chairman and Chief Executive Officer of FAM, Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.

                  This Schedule 13G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the shares of Common Stock held at December 31, 1999 in the Accounts managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Accounts. The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  This Schedule 13G is filed by FAM and Mr. Fletcher.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                  GROUP.
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

                  By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                                            February 14, 2000

                                            Fletcher Asset Management, Inc.




                                             /s/ Peter Zayfert
                                             -----------------------------------
                                             Name:    Peter Zayfert
                                             Title:   Executive Vice President


                                             Alphonse Fletcher, Jr., in his
                                             individual capacity




                                             /s/ Alphonse Fletcher, Jr.
                                             -----------------------------------
                                             Alphonse Fletcher, Jr.